September 5, 2019

Paul Tivnan
Chief Financial Officer
Ardmore Shipping Corp
Belvedere Building
69 Pitts Bay Road, Ground Floor
Pembroke, HM08 Bermuda

       Re: Ardmore Shipping Corp
           Registration Statement on Form F-3
           Filed on August 30, 2019
           File No. 333-233540

Dear Mr. Tivnan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claire Erlanger at 202-551-3301 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure